                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. )*

               OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
               ------------------------------------------------
                               (Name of Issuer)

                   Common Stock, 0.005 rubles nominal value
                   ----------------------------------------
                        (Title of Class of Securities)

                                  68370R 10 9
                                  -----------
                                (CUSIP Number)

                                 Cindy Reiners
                          Grand Financial Holding S.A.
                              Boulevard Royal 11
                               Luxembourg L-2449
                              Tel: +352 466 3941
                               ________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               January 31, 2002
                               ----------------
                     (Date of Event which Requires Filing
                              of this Statement)

                                With a Copy to:

                                 Pavel Kulikov
                                 OOO Alfa-Eco
                                 21 Novy Arbat
                                 119992 Moscow
                              Russian Federation
                               (7-095) 202 8364

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

      GRAND FINANCIAL HOLDING S.A.
      000-00-0000
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Luxembourg
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,263,102 Common Stock**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,263,102 Common Stock**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,263,102 Common Stock**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.05% Common Stock**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      HC;OO
------------------------------------------------------------------------------

______________________________________________________________________________
*  See the Introductory Statement herein.

** After giving effect to the transactions described in the Introductory
   Statement herein, the Reporting Person may be deemed to beneficially own, upon entry into the Shareholders' Agreement. 6,426,600 (100%) shares of the Issuer's type-A voting preferred stock, which, together with the total number of shares of Common Stock that the Reporting Person may be deemed to beneficially own, will represent 25% plus 2 shares of the Issuer's outstanding voting capital stock. See Item 5.8

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

      GRAND FINANCIAL GROUP LTD.
      000-00-0000
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5                                                                   [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      British Virgin Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,263,102 Common Stock**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER**
       WITH          10
                          5,263,102 Common Stock*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,263,102 Common Stock**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                       [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.05% Common Stock**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      HC;OO
------------------------------------------------------------------------------


______________________________________________________________________________
*  See the Introductory Statement herein.

** After giving effect to the transactions described in the Introductory
   Statement herein, the Reporting Person may be deemed to beneficially own, upon entry into the Shareholders' Agreement, 6,426,600 (100%) shares of the Issuer's type-A voting preferred stock, which, together with the total number of shares of Common Stock that the Reporting Person may be deemed to beneficially own, will represent 25% plus 2 shares of the Issuer's outstanding voting capital stock. See Item 5.

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

      CONTINENTAL HOLDING FOUNDATION
      000-00-0000
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                           [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Liechtenstein
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,263,102 Common Stock**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,263,102 Common Stock**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,263,102 Common Stock**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.05% Common Stock**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      HC;OO
------------------------------------------------------------------------------


______________________________________________________________________________
*  See the Introductory Statement herein.

** After giving effect to the transactions described in the Introductory
   Statement herein, the Reporting Person may be deemed to beneficially own, upon entry into the Shareholders' Agreement, 6,426,600 (100%) shares of the Issuer's type-A voting preferred stock, which, together with the total number of shares of Common Stock that the Reporting Person may be deemed to beneficially own, will represent 25% plus 2 shares of the Issuer's outstanding voting capital stock. See Item 5.

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

      GLEB FETISOV
      000-00-0000
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                           [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Russia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,263,102 Common Stock**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,263,102 Common Stock**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,263,102 Common Stock**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.05% Common Stock**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------


_____________________________________________________________________________
*  See the Introductory Statement herein.

** After giving effect to the transactions described in the Introductory
   Statement herein, the Reporting Person may be deemed to beneficially own, upon entry into the Shareholders' Agreement, 6,426,600 (100%) shares of the Issuer's type-A voting preferred stock, which, together with the total number of shares of Common Stock that the Reporting Person may be deemed to beneficially own, will represent 25% plus 2 shares of the Issuer's outstanding voting capital stock. See Item 5.

Introductory Statement

         This Statement on Schedule 13D (the "Statement") relates to shares of common stock (the "Common Stock"), 0.005 rubles nominal value, of Open Joint Stock Company "Vimpel-Communications" ("VimpelCom"), a Russian open joint stock company, acquired by Eco Telecom Limited ("Eco Telecom"), as reported in a Statement on Schedule 13D filed jointly with the U.S. Securities and Exchange Commission (the "SEC") by Eco Telecom, Eco Holdings Limited ("Eco Holdings"), CTF Holdings Limited ("CTF Holdings") and Crown Finance Foundation (together, the "Eco Telecom Reporting Persons") on June 11, 2001, as amended and supplemented by Amendment Number 1 to the Statement on Schedule 13D filed with the SEC on December 18, 2001 (as amended and supplemented, the "Eco Telecom
Schedule 13D").

         On January 31, 2002, CTF Holdings, Grand Financial Holding S.A. and Eco Holdings entered into a Shareholders' Agreement pursuant to which the parties have agreed, among other things, that (i) amended articles of association of Eco Holdings shall be adopted, (ii) the issued ordinary shares of Eco Holdings shall be redesignated into A Shares (representing 30% of the issued ordinary share capital of Eco Holdings and entitling the holder thereof to appoint one A Director) and B Shares (representing 70% of the issued share capital of Eco Holdings and entitling the holder thereof to appoint two B Directors, who, together with the A Director, shall constitute the board of directors of Eco Holdings) and (iii) Grand Financial Holding S.A. shall purchase from CTF Holdings all of the issued A Shares of Eco Holdings.

         Upon completion of the corporate and shareholder actions contemplated by the Shareholders' Agreement (which the parties have agreed shall take place within 30 business days of the entry into of the agreement), Grand Financial Holding S.A., in its capacity as holder of all of the issued A Shares, together with the A Director (who initially shall be Gleb Fetisov), will have blocking power (subject to provisions set forth in the Shareholders' Agreement for resolving deadlocks) with respect to certain matters affecting the management and policies of Eco Holdings and its subsidiaries, including any material change in the nature and scope of Eco Holdings' business, the appointment and terms of engagement of any officer of Eco Holdings (other than an officer who is also a B Director), the disposition of significant subsidiaries, associated companies and assets of Eco Holdings, the approval of the business plans or budgets of Eco Holdings and its subsidiaries and the adoption of decisions concerning the management of subsidiaries, including with respect to voting on matters put on the agenda of any shareholder meeting of a significant subsidiary. The significant subsidiaries covered by such arrangements include Eco Telecom, the direct beneficial owner of the Common Stock. By virtue of these arrangements, and pursuant to Rule 13d-3(d)(1), each of the Reporting Persons (as defined below) may be deemed to have acquired, upon entry into the Shareholders' Agreement, shared power to direct the voting and disposition of the Common Stock and 6,426,600 shares of VimpelCom Preferred Stock held for the account of Eco Telecom.


         Any description of the Shareholders' Agreement contained in this Statement is qualified in its entirety by reference to the complete text of the Shareholders' Agreement filed as an Exhibit hereto.


Item 1.    Security and Issuer.

         This Statement relates to the Common Stock. The address of the principal executive office of VimpelCom is 10 Ulitsa 8-Marta, Bldg. 14, Moscow, Russian Federation 125083.

Item 2.    Identity and Background

(a), (b), (c), (d), (e) and (f) This Statement is being filed jointly by each of the persons listed below (collectively, the "Reporting Persons"), and relates to the Common Stock held for the account of Eco Telecom. The agreement between the Reporting Persons relating to the joint filing of this Statement is attached as an Exhibit hereto.


          Reporting Persons:
          -----------------

          (i)      Grand Financial Holding S.A.;

          (ii)     Grand Financial Group Ltd.;

          (iii)    Continental Holding Foundation; and

          (iv)     Gleb Fetisov

The Reporting Persons
---------------------

          Grand Financial Holding S.A. is a Luxembourg company with its principal business address at Boulevard Royal 11, Luxembourg L-2449. The principal business of Grand Financial Holding S.A. is to function as a holding company. Grand Financial Holding S.A. owns 30% of the total outstanding share capital of Eco Holdings and, in such capacity, may be deemed to be a beneficial owner of securities held for the account of Eco Telecom.

          Grand Financial Group Ltd. is a British Virgin Islands company with its principal business address at Mitteldorf 1, P.O. Box 838, FL-9490 Vaduz, Principality of Liechtenstein. The principal business of Grand Financial Group Ltd. is to function as a holding company. In addition, Grand Financial Group Ltd. also engages in trading and investment management and provides consulting services. Grand Financial Group Ltd. is the majority owner of Grand Financial Holding S.A. and, in such capacity, may be deemed to be a beneficial owner of securities held for the account of Eco Telecom.


          Continental Holding Foundation is a Liechtenstein foundation with its principal business address at Mitteldorf 1, P.O. Box 838, FL-9490 Vaduz. The principal business of Continental Holding Foundation is investment and, Principality of Liechtenstein management of the assets and capital of the foundation for the benefit of Gleb Fetisov. Continental Holding Foundation is the sole owner of Grand Financial Group Ltd. and, in such capacity, may be deemed to be a beneficial owner of securities held for the account of Eco Telecom.


          Gleb Fetisov, a Russian citizen whose business address is Pozharsky per., 11-6, Moscow, Russia, is the sole beneficiary of Continental Holding Foundation and, in such capacity, may be deemed to be a beneficial owner of securities held for the account of Eco Telecom. Gleb Fetisov is a Member of the Russian Federation Council.

          Current information concerning the identity and background of the directors and officers of each of the Reporting Persons, as applicable, is set forth in Annex A hereto, which is incorporated by reference in response to this
Item 2.

          During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

         The information contained in the Introductory Statement to this Statement is incorporated by reference in response to this Item 3. The purchase price for the A Shares (as described in the Introductory Statement to this Statement) will be US$ 7,460,000. Funds to satisfy the purchase price were contributed to Grand Financial Group Ltd. by a subsidiary of Eco Holdings in recognition of services rendered to Eco Holdings and its controlled affiliates.

Item 4.   Purpose of Transaction

         As described in the Introductory Statement to this Statement, which is incorporated by reference in response to this Item 4, this Statement relates to the Common Stock acquired for the account of Eco Telecom for the purpose described in response to Item 4 in the Eco Telecom Schedule 13D, which is incorporated by reference in response to this Item 4. The Eco Telecom Schedule 13D, along with all exhibits thereto, are filed as an Exhibit hereto.


         Other than as described in Item 4 to the Eco Telecom Schedule 13D, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although, subject to the provisions of the VimpelCom Primary Agreement (as defined in the EcoTelecom Schedule 13D) and the other transaction documents described in Item 6 to the Eco Telecom Schedule 13D and the Shareholders' Agreement (as described in the Introductory Statement to this Statement), the Reporting Persons reserve the right to develop such plans).


         Descriptions of certain Items of the Eco Telecom Schedule 13D included in this Item 4 are qualified in their entirety by reference to the full response to such Items to the Eco Telecom Schedule 13D and to the complete texts of certain transaction documents described therein and filed as exhibits thereto.

Item 5.   Interest in Securities of the Issuer

         (a) and (b) As described in the Introductory Statement to this Statement, which is incorporated by reference in response to this Item 5, by virtue of the arrangements contemplated by the Shareholders' Agreement, and pursuant to Rule 13d-3(d)(1), each of the Reporting Persons may be deemed to have acquired, upon entry into the Shareholders' Agreement, shared power to direct the voting and disposition of the Common Stock and 6,426,600 shares of VimpelCom Preferred Stock held for the account of Eco Telecom. Each share of Preferred Stock entitles its holder to have one vote (as does each share of Common Stock) on all issues voted upon at shareholder meetings of VimpelCom, among other rights, and is, subject to certain conditions, convertible into one share of Common Stock at the election of the holder of the Preferred Stock.

         The 5,263,102 shares of Common Stock represent approximately 13.05% of VimpelCom's outstanding Common Stock. The 6,426,600 shares of Preferred Stock represent 100% of VimpelCom's outstanding shares of Preferred Stock. The aggregate 5,263,102 shares of Common Stock and 6,426,600 shares of Preferred Stock (together, the "Shares") represent 25% plus two shares of VimpelCom's outstanding voting capital stock.


         23,379,415 shares of voting capital stock of VimpelCom are subject to the VimpelCom Shareholders Agreement (as defined in the Eco Telecom Schedule
13D) constituting in the aggregate 50% plus fifteen shares of VimpelCom's total issued and outstanding voting stock. Neither the filing of the Statement or this Amendment nor any of the contents of either will be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of

VimpelCom (other than the 5,263,102 shares of Common Stock and 6,426,600 shares of Preferred Stock as described above) for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

         To the best of the Reporting Persons' knowledge, other than the Reporting Persons, none of the persons named in Item 2 hold any Shares.

         Information regarding each of the Eco Telecom Reporting Persons and the Supervisory Boards of Eco Holdings and Alfa Group Consortium is contained in the Eco Telecom Scedule 13D, and a list of each of their directors and officers is contained in Annex A hereto.


         (c) Except for the transactions described in this Schedule 13D, to the best of the Reporting Persons' knowledge, there have been no transactions effected with respect to the shares of Common Stock during the past 60 days by any of the Reporting Persons or any person named in response to Item 2.

         (d) No Reporting Person knows of any other person, other than the Eco Telecom Reporting Persons, who will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Certain agreements were entered into by the Eco Telecom Reporting Persons and other third parties in connection with the acquisition of the Common Stock for the account of Eco Telecom, as described in the Eco Telecom Schedule 13D. The response to Item 6 in the Eco Telecom Schedule 13D is incorporated by reference in response to this Item 6. The description of the Shareholders' Agreement contained in the Introductory Statement to this Statement also is incorporated by reference in response to this Item 6.

         Descriptions of responses to any Items in the Eco Telecom Schedule 13D included in response to any Item in this Statement are qualified in their entirety by reference to the full response to such Items contained in the Eco Telecom Schedule 13D and to the complete texts of the transaction documents described therein and filed as exhibits thereto. The Eco Telecom Schedule 13D and all Exhibits thereto are filed as an Exhibit hereto.


         Except as set forth in this Statement and the Eco Telecom Schedule 13D, to the best of the Reporting Persons' knowledge, there are no contracts, arrangements, understandings or relationships with respect to the securities of VimpelCom among the persons named in Item 2 or between such persons and any other person.

Item 7.       Material to be Filed as Exhibits

         The Exhibit Index is incorporated herein by reference.

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: February 11, 2002                GRAND FINANCIAL HOLDING S.A.

                                  By:  /s/ Geoffrey P. Hemy

                                       ----------------------------------------
                                       Geoffrey P. Hemy
                                       Director

                                  By:  /s/ Cindy Reiners

                                       ----------------------------------------
                                       Cindy Reiners
                                       Director

Date: February 11, 2002                GRAND FINANCIAL GROUP LTD.

                                  By:  /s/ Pavel Valentinovich Kulikov

                                       ----------------------------------------
                                       Pavel Valentinovich Kulikov
                                       Attorney-In-Fact


Date: February 11, 2002                CONTINENTAL HOLDING FOUNDATION

                                  By:  /s/ Pavel Valentinovich Kulikov

                                       ----------------------------------------
                                       Pavel Valentinovich Kulikov
                                       Attorney-In-Fact


Date: February 11, 2002                GLEB FETISOV

                                  By:  /s/ Pavel Valentinovich Kulikov

                                       -----------------------------------------
                                       Pavel Valentinovich Kulikov
                                       Attorney-In-Fact

                    Directors of Grand Financial Holding S.A.

Name/Title/Citizenship       Principal Occupation         Business Address
----------------------       --------------------         ----------------
Geoffrey P. Hemy             Director, Grand Financial    Boulevard Royal 11,
(United Kingdom)             Holding S.A.                 Luxembourg L-2449

Cindy Reiners (Luxembourg)   Senior Trust Officer,        Boulevard Royal 11,
                             Ludovissy & Associates       Luxembourg L-2449

Gleb Fetisov (Russia)        Member Russian Federation    11-6 Pozharskiy per., Moscow
                             Council                      119034 Russia



                    Directors of Grand Financial Group Ltd.

Name/Title/Citizenship     Principal Occupation       Business Address
----------------------     --------------------       ----------------
Anton M. Lotzer            Fiduciary, Director and    Mitteldorf 1, P.O. Box 838, FL
(Liechtenstein)            member of Administrative   -9490 Vaduz, Principality of
                           Counsel of JuraTrust       Liechtenstein

lic. iur. Markus Hutter    Attorney at Law            Mitteldorf 1, P.O. Box 838, FL
(Switzerland)                                         -9490 Vaduz, Principality of
                                                      Liechtenstein



                    Directors of Continental Holding Foundation

Name/Title/Citizenship                  Principal Occupation                Business Address
----------------------                  --------------------                ----------------
Martin Gstoehl                          Attorney, JuraTrust                 Mitteldorf 1, P.O. Box 838, FL
(Liechtenstein)                                                             -9490 Vaduz, Principality of
                                                                            Liechtenstein

Dr. iur. E. Michael Frichtinger         Lawyer                              Mitteldorf 1, P.O. Box 838, FL-
(Austria)                                                                   9490 Vaduz, Principality of
                                                                            Liechtenstein


                    Directors and Officers of Eco Telecom Limited

Name/Title/Citizenship         Principal Occupation           Business Address
----------------------         --------------------           ----------------
Dmitri Ploujnikov, Director    Senior Consultant to Crown     Suite 3, 4 Irish Place, Gibraltar
(Russia)                       Resources AG and Director of
                               Crown Commodities

                Directors and Officers of Eco Holdings Limited

Name/Title/Citizenship     Principal Occupation      Business Address
----------------------     --------------------      ----------------

Joseph Moss, Director (United        General Manager Crown     Suite 3, 4 Irish Place, Gibraltar
Kingdom)/1/                          Resources AG

                    Directors and Officers of CTF Holdings Limited

Name/Title/Citizenship          Principal Occupation                Business Address
----------------------          --------------------                ----------------
Adrian Collister, Director      Director and Chartered              ESC International - Gibraltar
(United Kingdom)                Accountant, ESC International       Office, P.O. Box 398, Ground
                                                                    Floor, Neptune House, Marina
                                                                    Bay, Gibraltar

Alla Koudriavtseva, Director    Director of CTF Holdings            Suite 2, 4 Irish Place, Gibraltar
(Russia)                        Limited

Franz Wolf, Director            Director of CTF Holdings            Suite 2, 4 Irish Place, Gibraltar
(Germany)                       Limited

                    Directors and Officers of Crown Finance Foundation

Name/Title/Citizenship          Principal Occupation                Business Address
----------------------          --------------------                ----------------
Christian Rosenov, Director     Financial Adviser                   Claridenstrasse 25 CH-8002,
(Switzerland)                                                       Zurich, Switzerland

Dr. Norbert Seeger, Director,   Attorney, Arcomm TrustCo.           Am Schragen  Weg 14,  P.O.
(Liechtenstein)                                                     Box 1618 FL-9490, Vaduz,
                                                                    Liechtenstein

Dr.  Christian Zangerle,        Attorney, Office of Dr.             Am Schragen  Weg 14,  P.O.
Director, (Austria)             Norbert Seeger                      Box 1618 FL-9490, Vaduz,
                                                                    Liechtenstein

                  Directors of the Supervisory Board of Alfa Group Consortium

Name/Title/Citizenship                  Principal Occupation                Business Address
----------------------                  --------------------                ----------------
Pyotr Aven, Director (Russia)           President of OJSC Alfa Bank         11 Mashy Poryvaevoy Street,
                                                                            107078 Moscow, Russia

Alexandr Fain, Director                 Chief Executive Officer             21 Novy Arbat Street, 121019
(Russia)                                of LLC Alfa Eco                     Moscow, Russia

Gleb Fetisov, Director (Russia)         Member of the Federation            11-6 Pozharskiy per., Moscow
                                        Council                             119034 Russia

___________________

/1/ The Shareholders' Agreement described in the Introductory Statement to this Statement contemplates that Joseph Moss will be replaced by three new directors, Gleb Fetisov, Franz Wolf and Alla Koudriavtseva. Information regarding each of them is included in this Annex A.

Mikhail Fridman, Director               Chairman of the Board of            9 Mashy Poryvayevoy Street,
(Russia)                                Directors of OJSC Alfa Bank         107078 Moscow, Russia

Mikhail Gamzin, Director                CEO, United Food Company            3/rd/ Golutvinskiy Pereulok, 10
(Russia)                                                                    Built 6, 109180 Moscow Russia

German Khan, Director                   Member of the Board of              18/2, Schipok Street, 113097
(Russia)                                Directors of OJSC Tyumen Oil        Moscow, Russia
                                        Company

Vladimir Bernstein                      Director of Strategic and           3 Smolenskaya Square, Floor 9
                                        Investment Planning,                Moscow 121099 Russia
                                        Alfa Group

Alexander Kosyanenko,                   Chief Executive Officer of          141817 Moscow region, district
Director (Russia)                       JSC Perekriostok                    of Mytischy, Pareltsevo village,
                                                                            Russia

Alexei Kuzmichev, Director              Chairman of the Executive           21 Novy Arbat St., 121019, Moscow,
(Russia)                                Board of Directors of Crown         Russia
                                        Resources AG

Nigel John Robinson, Director           Director of Corporate               3 Smolenskaya Square, Floor 9
(United Kingdom)                        Development, Finance and            121099 Moscow, Russia
                                        Control for Alfa Group

Leonard Vid, Director (Russia)          Chairman of the Executive           11 Mashy Poryvayevoy Street,
                                        Board of Directors of OJSC          107078 Moscow, Russia
                                        Alfa Bank

                 Directors of the Supervisory Board of Eco Holdings Limited

Name/Title/Citizenship                  Principal Occupation                Business Address
----------------------                  --------------------                ----------------
Gleb Fetisov, Director (Russia)         Member of the Federation            11-6 Pozharskiv per., Moscow
                                        Council                             119034 Russia

Mikhail Fridman, Director               Chairman of the Board of            11 Mashy Poryvayevoy Street,
(Russia)                                Directors of OJSC Alfa Bank         107078 Moscow, Russia

German Khan, Director                   Member of the Board of              18/2, Schipok Street, 113097
(Russia)                                Directors of OJSC Tyumen Oil        Moscow, Russia
                                        Company

Alexey Kuzmichev, Director              Chairman of the Board of            21 Novy Arbat Street, 121019
(Russia)                                Directors of Crown Resources        Moscow, Russia
                                        AG

Nigel Robinson, Director                Director of Corporate               3 Smolenskaya Square, Floor 9
(United Kingdom)                        Development, Finance and            121099 Moscow, Russia
                                        Control for Alfa Group

Elliot Spitz, Director (U.S.A.)         CEO, Crown Resources AG             14 Green Lane London NW4
                                                                            2NN UK

                                 EXHIBIT INDEX




Exhibit 24.1 A conformed copy of the Power of Attorney from Grand Financial Group Ltd., authorizing Pavel Valentinovich Kulikov to execute on behalf of Grand Financial Group Ltd. this Statement and related filings.


Exhibit 24.2 A conformed copy of the Power of Attorney from Continental Holding Foundation, authorizing Pavel Valentinovich Kulikov to execute on behalf of Continental Holding Foundation this Statement and related filings.


Exhibit 24.3 A conformed copy of the Power of Attorney from Gleb Fetisov, authorizing Pavel Valentinovich Kulikov to execute on his behalf this Statement and related filings.


Exhibit 99.1 A conformed copy of the Joint Filing Agreement dated February 11, 2002 between and among Grand Financial Holding S.A., Grand Financial Group Ltd., Continental Holding Foundation and Gleb Fetisov.


Exhibit 99.2 A conformed copy of the Statement on Schedule 13D filed jointly by Eco Telecom Limited, Eco Holdings Limited, CTF Holdings Limited and Crown Finance Foundation on June 11, 2001, as amended and supplemented by Amendment Number 1 to the Statement on Schedule 13D, filed with the SEC on December 18, 2001, including all exhibits thereto.

Exhibit 99.3 A conformed copy of the Shareholders Agreement by and among CTF Holdings Limited, Grand Financial Holding S.A. and Eco Holdings Limited dated January 31, 2002.